Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-276062

ALLIANT ENERGY CORPORATION

Final Term Sheet

September 23, 2025

5.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056

This issuer free writing prospectus relates only to the securities described below and should be read together with Alliant Energy Corporation’s preliminary prospectus supplement dated September 23, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated September 22, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Alliant Energy Corporation (the “Company”)

Aggregate Principal Amount Offered:	$725,000,000

Anticipated Ratings*:	Baa3 / BBB- (Moody’s / S&P)

Trade Date:	September 23, 2025

Settlement Date:	September 26, 2025 (T+3)

Maturity:	April 1, 2056

Interest Payment Dates:	April 1 and October 1

Record Dates for Interest Payment:	March 15 or September 15

First Interest Payment Date:	April 1, 2026

Security Type:	5.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “notes”)

Interest Rate:

The notes will bear interest (i) from and including September 26, 2025 (which is the expected original issuance date) to, but excluding, April 1, 2031 (the “First Reset Date”) at the rate of 5.750% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement), at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement) plus a spread of 2.077%, to be reset on each Reset Date (as defined below); provided, that the interest rate during any Reset Period will not reset below 5.750% per annum (which equals the initial interest rate on the notes).

For more information regarding the interest rate for the notes, see “Description of the Notes—Interest Rate and Maturity” in the Preliminary Prospectus Supplement.

Reset Date:	First Reset Date and April 1 of every fifth year after 2031.

Option to Defer Interest Payments:

So long as no event of default with respect to the notes has occurred and is continuing, the Company may, at its option, defer payment of all or part of the current and accrued interest otherwise due on the notes, on one or more occasions, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive Interest Payment Periods (as defined in the Preliminary Prospectus Supplement). A deferral of interest payments may not end on a date other than the day immediately preceding an interest payment date and may not extend beyond the maturity date of the notes, and the Company may not begin a new Optional Deferral Period and may not pay current interest on the notes until it has paid all accrued interest on the notes from the previous Optional Deferral Period.

For more information concerning the Company’s option to defer interest payments, see “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Optional Redemption Provisions:

The Company may redeem some or all of the notes, at its option, in whole or in part, (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption Procedures; Cancellation of

Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, at any time following the occurrence and during the continuance of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 102% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

For additional information and the definitions of the terms Tax Event and Rating Agency Event, see “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Price to Public:	100.000% of the principal amount, plus accrued interest, if any.

Proceeds to the Company Before Expenses:	99.000% of the principal amount

CUSIP:	018802 AF5

ISIN:	US018802AF54

Joint Book-Running Managers:	BofA Securities, Inc. MUFG Securities Americas Inc. Barclays Capital Inc. Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about September 26, 2025, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the notes initially will settle in T+3, purchasers who wish to trade the notes on any date prior to the business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a copy of these documents by calling BofA Securities, Inc. toll free at 1-800-294-1322, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Barclays Capital Inc. toll free at (888) 603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.